THE HUNTINGTON FUNDS

                             5800 Corporate Drive
                     Pittsburgh, Pennsylvania 15237-7010

                                April 17, 2007


Keith O'Connell
EDGAR Operations Branch
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549


RE:  The Huntington Funds (the "Funds" or "Registrant")
           1933 Act File No. 33-11905
           1940 Act File No. 811-5010

The purpose of this correspondence letter is to address SEC comments received on March 20, 2007 on the Huntington Funds' filing made pursuant to the provisions of Rule 485(a) under the Securities Act of 1933.

1) Regarding the comments received on the Huntington Florida Tax-Free Money Fund section of the prospectus, the following language will be added to disclose that there is no tax advantage to being solely invested in a Florida tax-free money fund:

"On July 27, 2006, the Florida state intangibles tax was repealed, effective as of January 1, 2007. The Florida state intangibles tax was, subject to certain exceptions or exemptions, an annual tax based on the market value, as of January 1, of intangible personal property owned, managed or controlled by Florida residents or persons doing business in Florida. The legislation enacted to repeal the Florida intangibles tax declared the Florida legislature's intent that all annual intangible personal property taxes imposed for calendar year 2006 and prior years shall remain in full force and effect, and that Florida will continue to assess and collect all intangibles taxes due for 2006 and prior years. As a result of the repeal of the Florida state intangibles tax, an investment in the Fund will not be subject to the Florida state intangibles tax. The Fund will continue to invest its assets so that, normally, distributions of annual interest income are exempt from federal regular income tax. Shareholders of the Fund should consult their tax advisors regarding the consequences that the repeal of the Florida intangibles tax will have on their taxes and financial condition."

2) Regarding the comments received on the funds' Fee Tables, disclosure will be added to the Fee Tables for all funds that investment in other investment companies.

3) Regarding the comments received on the Huntington Real Asset Fund, the Registrant wishes to pursue the investment strategy as stated in the prospectus. Therefore, the fund's name will be changed to "Huntington Real Strategies Fund."

4) Regarding the comments received as to the categorization of "real" versus "financial" assets with respect to the Huntington Real Asset Fund, as a result of amending its name to Huntington Real Strategies Fund, the categorization of such assets is no longer an issue.

5) Regarding the comments received on REITs tax disclosure, the following sentence will be added in the prospectus section entitled, Tax Consequences:
"Generally, dividends paid by REITs do not qualify for the lower tax rates that apply to certain other `qualified investment income.'"

6) Regarding the comments received on the Huntington Real Asset Fund's limitation as to the investment in real estate-related, commodities-related or inflation-protected investments, this will be clarified in the prospectus with the following sentence: "The Fund is not limited as to the minimum or maximum amount of its assets it may invest in real estate-related, commodities-related or inflation-protected investments, or in any combination thereof."

7) Regarding the comments received on the Huntington Real Asset Fund's investment in other sectors or regions and related risk factors, the fund's investment adviser ("Advisor") believes that real estate represents a general business sector, rather than a single industry subject to the fund's limitation on concentration. This is illustrated, for example, by the indices published by the National Association of Real Estate Investment Trusts, which differentiate among REITs that invest in (among other industries) health care, self storage, industrial/office, residential, retail, lodging/resorts and specialty properties. REITs are also now being used to invest in timber properties, and may be adapted to other industries.

Moreover, the Advisor believes that location must be taken into consideration when defining a real-estate related industry. For example, an investment in Post Properties (an Atlanta based multi-family REIT) had just over one-tenth the return of an investment in Archstone-Smith (a D.C. based multi-family
REIT), while returns from an investment in Avalon Bay (a San Francisco based multi-family REIT) would have been 100% higher than those from Archstone-Smith. These differences reflect the fact that, while many industries compete globally, real estate is necessarily tied to local market conditions. Obviously, it is much easier to switch from a U.S. to a Chinese computer supplier than it is to relocate a business from Chicago to Shanghai, or even from Milan to Barcelona.

Therefore, the Advisor proposes to treat the real estate industries in each country as separate for purposes of its concentration policy. This is probably more general than warranted (given the illustration of heterogeneous real estate markets within the United States), but will be easy to administer without restricting unduly the implementation of the fund's investment strategy.

Finally, the risk factors address all of the business sectors in which the Advisor currently expects the Fund to concentrate. Any regional concentration will result from concentration in one of these sectors and should carry the same risks. The Adviser cannot predict where regional concentration may occur or identify any risks specific to a region. The reference to the Middle East and Australia will intended solely for purposes of illustration, and will be deleted to avoid confusion. Please note, however, that the Diversification Risk factor specifically addresses the risk of geographic concentration.

8) Regarding the comments received on disclosure relating to Interest Rate Risks, this will be expanded to cover mortgage REITs.

9) Regarding the comments received on the Fee Tables, the fund of funds line items will be revised to reflect the naming requirements pursuant to Form N-1A as, "Acquired Fund Fees & Expenses."

10) Regarding the comments received on the Fee Table footnotes relating to investing in other investment companies, these will be revised to reflect that fees are based on last year's expenses and not estimated unless fees are stated for a new fund.

11) Regarding comments received on the concentration policy in the Statement of Additional Information (SAI) regarding the Huntington Real Asset Fund's concentration in real estate, the SAI disclosure is not intended to permit "switching from concentrated to non-concentrated." Rather it is intended to disclose that, although exchange traded funds (ETFs) that concentrate in an industry will be classified as by the fund as investments in that industry, ETFs that are targeted at a general market index or country will not be so classified. It is not practical to attempt to look through these other ETFs and constantly monitor the extent to which they are invested in a particular industry. However, the Advisor confirms that it will treat an ETF with a disclosed policy of concentrating in an industry as an investment in such industry.

If you have any questions, please contact me at (412) 288-8157.



                                                Very truly yours,




                                                /s/ Leanna Norris
                                                Leanna Norris
                                                Paralegal